Exhibit 99.1

NEWS RELEASE	www.cameco.com	Saskatoon
Saskatchewan
All amounts in Canadian dollars		Canada
unless specified otherwise

Cameco Announces Westinghouse’s Confidential Submission of Draft Registration Statement for Proposed Initial Public Offering

July 31, 2026

Cameco (TSX: CCO; NYSE: CCJ) announced today that Westinghouse Electric Company, which is owned jointly by Cameco and Brookfield Renewable Partners, has confidentially submitted a draft registration statement on Form S-1 with the Securities and Exchange Commission relating to the proposed initial public offering of its common stock.

The number of shares to be offered and the price range for the proposed offering have not yet been determined, and the proposed offering will be subject to market and other conditions.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers to sell, solicitations or offers to buy, and sales of any securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). This announcement is being issued in accordance with Rule 135 under the Securities Act.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries	Media inquiries

Cory Kos	Veronica Baker
306-716-6782	306-385-5541
cory_kos@cameco.com	veronica_baker@cameco.com